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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                       THE HOME-STAKE ROYALTY CORPORATION
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)


                                  437359 10 2
                                 (CUSIP Number)

                              I. Wistar Morris, III
                        c/o Boenning & Scattergood, Inc.
                     200 Four Falls Corp. Center, Suite 208
                           West Conshohocken, PA 19428
                                 (610) 832-5303
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               November 18, 1996
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                SEC 1746 (12-91)

                                  SCHEDULE 13D
--------------------------                                  ------------------
CUSIP No.   437359  10  2                                   Page 2 of 6 Pages
--------------------------                                  ------------------


------------------------------------------------------------------------------
   1       NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           I. Wistar Morris, III
           ###-##-####

------------------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)  |_|
                                                                    (b)  |_|

------------------------------------------------------------------------------
   3       SEC USE ONLY


------------------------------------------------------------------------------
   4       SOURCE OF FUNDS*

           PF
------------------------------------------------------------------------------
   5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                              |_|

------------------------------------------------------------------------------
   6       CITIZENSHIP OR PLACE OF ORGANIZATION

           U.S.A.
------------------------------------------------------------------------------
      NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

   7       SOLE VOTING POWER

              2,087
 -----------------------------------------------------------------------------
   8       SHARED VOTING POWER


 -----------------------------------------------------------------------------
   9       SOLE DISPOSITIVE POWER

              2,087
 -----------------------------------------------------------------------------
  10       SHARED DISPOSITIVE POWER

              2,999
------------------------------------------------------------------------------
  11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              5,086
------------------------------------------------------------------------------
  12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                         |_|
------------------------------------------------------------------------------
  13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               7.3%
------------------------------------------------------------------------------
  14       TYPE OF REPORTING PERSON*

             IN
------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                                    Schedule 13D
                                                                     Page 3 of 6

                           Item 1. Security and Issuer

     This Schedule 13D relates to the common stock, par value $40.00 per share (the "Common Stock"), of The Home-Stake Royalty Corporation, an Oklahoma corporation (the "Company"), whose principal executive offices are located at 15
E. 5th Street, Suite 2800, Tulsa, Oklahoma 74103-4311.



                         Item 2. Identity and Background

(a) Name: I. Wistar Morris III

(b) Business   Address:   200  Four  Falls  Corporate  Center
                          Suite  208  West
                          Conshohocken, PA 19428-2958

(c) Present Principal Occupation: Mr. Morris is President of Morris Investment Management Company, a registered investment advisor, and a registered representative with Boenning and Scattergood, an NASD registered broker-dealer.

(d) Mr. Morris has not, during the last five years, been convicted in a criminal proceeding.

(e) Mr. Morris has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Citizenship: U.S.A.


            Item 3. Source and Amount of Funds or Other Consideration

     This Schedule 13D covers 5,086 shares of Common Stock beneficially owned by Mr. Morris individually and through his immediate family and business. All such shares of Common Stock held individually and through immediate family members were purchased through personal funds.

                         Item 4. Purpose of Transaction

     The purpose for the acquisition of shares of Common Stock beneficially owned by Mr. Morris and his immediate family is for personal investment. With respect to the investment in Common Stock, Mr. Morris does not have any present intentions or plans which relate to or would result in:

                                                                    Schedule 13D
                                                                     Page 4 of 6

     (a) The acquisition of additional securities of the Company or the disposition of securities of the Company, other than additional shares which may be purchased from time to time on the open market or through private purchases solely for investment purposes;

     (b)  An   extraordinary   corporate   transaction,   such   as  a   merger,
          reorganization of liquidation, involving the Company or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

     (d) Any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

     (e) Any material change in the present capitalization or dividend policy of the Company;

     (f) Any other material change in the Company's business or corporate structure;

     (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

     (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association.

     (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

     (j)  Any action similar to those enumerated above.


                  Item 5. Interest in Securities of the Issuer

     (a) Mr. Morris, individually and through his immediate family, beneficially owns 4,886 shares of Common Stock of the Company, which based on the Company's interim report for the quarter ended September 30, 1996, represents approximately 7.3% of the outstanding Common Stock. Of the 5,086 shares of Common Stock beneficially owned by Mr. Morris individually and through his immediate family, 1,087 shares are held in his name, 460 shares are held in a KEOGH account for his benefit and 540 shares are held in an Individual Retirement Account for his benefit. There are 1,796 shares of Common Stock held by Mr. Morris' wife in nominee name; 1,000 shares are held in trust for the benefit of his wife; one share held by his daughter; two shares held for the benefit of two minor children in custodianship, as to which Mrs. Morris is custodian; and 200 shares held in certain accounts for the benefit of customers of Mr. Morris, with respect to which Mr. Morris maintains discretionary authority over such accounts.

     (b) Mr. Morris has the sole voting power and the sole dispositive power over 2,087 shares of Common Stock. He has no voting power but he has shared dispositive power with respect to the 2,799 shares held by members of his immediate family. Mr. Morris, in his capacity as a registered representative, also has shared dispositive power with respect to 200 shares of the Company's Common Stock held in discretionary accounts.

                                                                    Schedule 13D
                                                                     Page 5 of 6


          Mr. Morris' wife has sole voting power and shares dispositive power with respect to the shares held in nominee name for her benefit, the shares held in the Trust account for her benefit, and the shares held in her name as custodian on behalf of the Morris' two minor children. Mrs. Morris' address is 234 Broughton Lane, Villanova PA 19085. Mrs. Morris has not, during the last five years, been convicted in a criminal proceeding, and she has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mrs. Morris is a United States citizen.

     (c) Within the sixty days preceding the date of this Schedule 13D, Mr. Morris acquired 953 shares of Common Stock on November 18, 1996, in an open market purchase through a broker-dealer at $150 per share.

     (d)  N/A

     (e)  N/A

               Item 6. Contracts, Arrangements, Understandings or
             Relationships with Respect to Securities of the Issuer

     None.

                    Item 7. Material to be Filed as Exhibits

     None.

                                                                    Schedule 13D
                                                                     Page 6 of 6
                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                  /s/ I. Wistar Morris III
                                                  -------------------------
                                                      I. Wistar Morris III

Date:  November 26, 1996